April 28, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Attorney-Advisor
Mary Beth Breslin, Senior Attorney

Re:	Apergy Corporation
Registration Statement on Form S-4
File No. 333-236379

Dear Ms. Sarmento and Ms. Breslin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Apergy Corporation respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-236379) be accelerated by the Securities and Exchange Commission to April 30, 2020 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Michael Aiello or Sachin Kohli of Weil, Gotshal & Manges LLP, at (212) 310-8552 or (212) 310-8294 respectively, with any questions you may have regarding this request. In addition, please notify Mr. Aiello or Mr. Kohli by telephone when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

/s/Julia Wright Julia Wright Senior Vice President, General Counsel and Secretary Apergy Corporation

cc:	Michael J. Aiello
Weil, Gotshal & Manges LLP

Sachin Kohli
Weil, Gotshal & Manges LLP

Michael C. McCormick
Ecolab Inc.

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP